July 27, 2012

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549		By EDGAR
Attn:	H. Roger Schwall Assistant Director

Re:	Dakota Plains Holdings, Inc., formerly MCT Holding Corporation

Current Report on Form 8-K

Filed March 23, 2012

Quarterly Report on Form 10-Q for Fiscal Quarter ended March 31, 2012

Filed May 15, 2012

Response dated June 29, 2012

File No. 0-53390

Dear Mr. Schwall:

On behalf of Dakota Plains Holdings, Inc., formerly MCT Holding Corporation (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced current report on Form 8-K (the “Current Report”) and quarterly report on Form 10-Q (the “Quarterly Report”), as set forth in your letter dated July 23, 2012. The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response.

Current Report on Form 8-K, filed March 23, 2012

General

1.	Please amend your filing to incorporate your proposed disclosures in response to prior comments 1, 3, 4, 6-8. We also reissue prior comment 2.

Response: We have filed amendments to the Quarterly Report on Form 10-Q/A and the Current Report on Form 8-K/A contemporaneous with the dispatch of this response. The amendments incorporate our proposed disclosures in response to prior comments 1, 3, 4, 6, 7 and 8 as set forth in our letter dated June 29, 2012 and in response to prior comments 1 through 10 in our letter dated May 7, 2012

2.	We note your proposed response to prior comment 8 from our letter to you dated June 6, 2012. Please clarify the extent of a change in the company’s share price as the “triggering event” you reference in response to prior comment 6 from our letter to you dated April 24, 2012.

Response: The “triggering event” related to the embedded derivative was set forth in paragraph 4 of the Promissory Notes, the form of which was filed as Exhibit 4.1 to the Current Report. The embedded derivative resulted from a payment required from the Company if a public listing occurred and the average closing price of our common stock over the twenty trading days immediately following the public listing exceeded $2.50, as adjusted.

Securities and Exchange Commission

July 27, 2012

As specifically requested by the Commission, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if we can further assist your review of the filings.

Very truly yours,

DAKOTA PLAINS HOLDINGS, INC.

By:	/s/ Timothy R. Brady
Timothy R. Brady Chief Financial Officer and Treasurer
cc:	Gabriel G. Claypool, Chief Executive Officer Tracie Towner, Staff Accountant Karl Hiller, Branch Chief Caroline Kim, Staff Attorney Joshua L. Colburn